[Indosat Logo Appears Here]

Indosat Continues Transformation Program

Jakarta, 21 February 2003 As announced in the press release -on the result of first half 2002, Indosat is conducting a
 Transformation Program to become a cellular focused full network and service provider. As part of this Transformation Program, Indosat Board of Directors had appointed Hay Group/AT Kearney as the strategic management consultant. Whilst for the financial and legal advisors, the evaluation and selection process is still being conducted. Indosat had invited 13 candidates for the financial advisor and 7 candidates for the legal advisor to participate in the selection. Whereas in the following process, 6 candidates for financial advisor and 7 candidates for the legal advisor have submitted their proposals. The appointed advisors will prepare the implementation plan for the Transformation Program.
Indosats transformation to become a cellular focused full network and service provider is very important for the future development of Indosat, said Widya Purnama, President of Indosat, Hence we hope that the transformation can enhance Indosats fundamental value, strengthen Indosats financial structure, improve Indosat competitiveness in cellular business and efficiency in capital expenditure. In the end of the day we hope the transformation will improve our services to the public,Widya continued.
Implementation of Indosats transformation program may involve the plan to merge Satelindo and IM-3 into Indosat which is still subject to internal and external approvals from relevant parties such as shareholders, government authorities, regulators and creditors, and in accordance with the prevailing rules and regulations.
Indosat is a full telecommunication network and service provider in Indonesia and the Companys shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE : IIT).

For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869153
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869181
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Perusahaan Perseroan (Persero) P.T.
                                             Indonesian Satellite Corporation


Date: February 27, 2003                    By: /s/ Widya Purnama
                                                 -------------------------------
                                                 Name: Widya Purnama
                                                 Title: President